

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via E-mail
Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
2525 28th Street, Suite 100
Boulder, Colorado 80301

  Re: **Clovis Oncology, Inc.**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed August 31, 2011
     File No. 333-175080

Dear Mr. Mahaffy:

  We have reviewed your amended registration statement and response letter each filed August 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by further amending your registration statement and providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have other comments.

Prospectus Summary
Our Strategy, page 2

1. We note your response to our prior comment 2. In your revised second bullet point, please restore the definition of companion diagnostics you had included in your previous amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 47

2. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide an updated listing of all stock option

grants and other equity transactions through the date of your filing and provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551- 3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Peter H. Jakes, Esq.
        William H. Gump, Esq.
        Thomas Mark, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, N.Y. 10019